Exhibit 12.1
PMFG, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Amounts in thousands, except ratios)

	Quarter Ended October 1,	Year Ended July 2,	Year Ended June 30,
	2011	2011	2010	2009	2008	2007
Earnings:
Earning (loss) before income taxes	$(2,001)	$2,778	$(2,967)	$3,603	$12,523	$8,840
Fixed charges*	442	2,393	4,726	6,174	1,129	20

Total earnings	$(1,559)	$5,171	$1,759	$9,777	$13,652	$8,860

Fixed Charges:
Interest expensed and capitalized	$427	$2,337	$4,671	$6,132	$1,084	$—
Amortized premiums, discounts and capitalized expenses related to indebtness	—	—	—	—	—	—
Estimated of interest within rental expense	15	56	55	42	45	20
Preferred security dividend requirement of subsidiaries	—	—	—	—	—	—

Fixed charges	$442	$2,393	$4,726	$6,174	$1,129	$20

Preferred dividends(1)	$—	$722	$1,044	$—	$—	$—

Fixed charges and preferred dividends	$442	$3,115	$5,770	$6,174	$1,129	$20

Ratio of earnings to fixed charges and preferred dividends(2)	—	1.66	—	1.58	12.09	443.00

Consolidated deficiency of earnings to fixed charges and preferred dividends	$2,001	$—	$4,011	$—	$—	$—

(1)	We did not have any preferred stock outstanding prior to September 4, 2009 or after the fiscal year ended July 2, 2011.

(2)	Our earnings were inadequate to cover combined fixed charges and preferred share dividends by $4,011 for the fiscal year ended June 30, 2010 and by $2,001 thousand for the fiscal quarter ended October 1, 2011.